Endeavour Silver Announces 2017 Annual General Meeting Results

VANCOUVER, BC -- (Marketwired - May 04, 2017) - Endeavour Silver Corp. (NYSE: EXK) (TSX: EDR) announces that at today's 2017 Annual General Meeting ("AGM") in Vancouver, shareholders voted in favour of all items of business. A total of 76,177,037 votes were cast in person or by proxy at the AGM, representing 59.93% of the outstanding common shares as of the record date.

Election of Directors

Pursuant to a vote by ballot, the following were the votes cast in respect of the election of directors:

                                                                  Percent
Director               Votes for  Votes withheld  Percent for    withheld
----------------------------------------------------------------------------
Ricardo M. Campoy     41,118,668      549,953       98.68%         1.32%
Bradford J. Cooke     41,052,637      615,984       98.52%         1.48%
Geoffrey A. Handley   40,245,623     1,422,998      96.58%         3.42%
Rex J. McLennan       40,264,378     1,404,243      96.63%         3.37%
Kenneth Pickering     41,072,091      596,530       98.57%         1.43%
Mario D. Szotlender   19,923,535    21,745,086      47.81%        52.19%
Godfrey J. Walton     41,113,017      555,604       98.67%         1.33%

All director nominees were re-elected. However, pursuant to the Company's Majority Voting Policy for Election of Directors (the "Policy") and Toronto Stock Exchange rules, Mario Szotlender failed to receive a majority for his re-election as a director. Mr. Szotlender therefore tendered his resignation as a director of the Company effective upon acceptance by the Board of Directors of the Company (the "Board") of such resignation. Pursuant to the Policy, the Corporate Governance and Nominating Committee will consider Mr. Szotlender's resignation and make a recommendation to the Board as to whether or not the resignation should be accepted and what, if any, other actions to take. The Board will act on the committee recommendation within 90 days after the AGM. Following the Board's decision, the Company will issue a press release disclosing the Board's determination.

Appointment of Auditor

By a show of hands, shareholders voted in favour of re-appointing KPMG LLP as auditor, and authorized the Board to fix the auditor's remuneration for the ensuing year.

Executive Appointment

Endeavour announced the appointment of Christine West to the position of Vice President, Controller. Christine has been with Endeavour in the capacity of Controller since 2008. Endeavour CEO Bradford Cooke commented: "Christine brings strong experience and skills to her position, and has shown tremendous dedication to the company. Her contributions as Controller have been significant, particularly her quality of work, attention to detail, and the professionalism she has brought to the role. I am pleased to welcome Christine to the senior management team."

About Endeavour - Endeavour Silver is a mid-tier precious metals mining company that owns three high grade, underground, silver-gold mines in Mexico. Since start-up in 2004, Endeavour has grown its mining operations organically to produce 9.7 million ounces of silver and equivalents in 2016. We find, build and operate quality silver mines in a sustainable way to create real value for all stakeholders. Endeavour Silver's shares trade on the TSX (EDR) and the NYSE (EXK).

Contact Information - For more information, please contact:
Meghan Brown
Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com